Exhibit 4.5

Management Discussion & Analysis

For the three months ended
October 31, 2018

HE
XO

HEXO™
CORP

Management Discussion & Analysis

For the three months ended October 31, 2018

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp. (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO Corp.”) is for the three months ended October 31, 2018 (“Q1 of Fiscal 2019”). It is supplemental to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes for the fiscal year ended July 31, 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at thehydropothecary.com or hexo.com or through the SEDAR website at sedar.com.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance. Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events. Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated December 12, 2018.

Company Overview

HEXO Corp. is helping shape an entirely new legal cannabis market – in Canada and abroad.

Just five years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the company was influential in stimulating market acceptance and support, raising $326.6 million in public markets since July 2017. We have landmark supply agreements in place with five provincial governments, including a five-year contract with Quebec’s Société québécoise du cannabis that is worth $1 billion or more in potential revenue over its life, and which represents 35% of the province’s adult-use sales in the first year of legalization alone. In total, we have provincial or private retail distribution agreements in most major markets in Canada.

Today, HEXO Corp. is a consumer-packaged goods cannabis ingredient company that has turned its attention globally. Through our hub and spoke strategy, we are partnering with Fortune 500 companies, bringing our brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity.

Our foothold in Greece will allow us to establish a Eurozone processing, production, and distribution centre and will unlock our access to customers across Europe and we will leverage this approach in other international markets, including Latin America and the U.S.

Ultimately, our focus is on the customers we serve. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first and only line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We are also pioneering a line of women’s sexual health products with Fleur de Lune. Our ability to develop consistent advanced cannabis formulations for use in world-renowned brands – beverages, food, cosmetics, and more – has already garnered the attention of Molson Coors Canada and resulted in the creation of Truss, an exclusive joint venture to develop non-alcoholic, cannabis-infused beverages.

The global cannabis market is estimated to reach $250B. HEXO believes that in a few years, a handful of companies will control 80% of this market share. We believe HEXO is poised to be one of those companies.

To date, we have sold over 2 million grams of adult-use and medical cannabis to thousands of Canadians who count on us for safe, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers. We currently possess the single largest and longest national forward supply amount among all licensed producers, based upon announced provincial supply agreements. In Quebec alone, we will supply 20,000 kg in the first year of legalized adult-use cannabis and up to approximately 200,000 kg over the first five years of legalized adult-use cannabis. We believe all of this positions us well to become one of the top two companies in Canada serving the legal adult-use market.

We currently operate with 310,000 sq. ft. of licensed production space with an estimated annual production capacity of 25,000 kg; have an additional 1,000,000 sq. ft. of production space on-time and on-budget to be completed by the end of December 2018 ; 579,000 sq. ft. of industrial real estate for manufacturing, distribution and product research and development needs in Belleville, Ontario; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and leased commercial office space in downtown Gatineau, Quebec.

As at October 31, 2018, we employed approximately 283 people, including 155 people in cultivation, harvesting, manufacturing, processing and quality and assurance; 65 in sales and marketing; and 63 in corporate services and executive management.

Investors have responded positively to both our strategy and execution. We have zero debt, and are one of the best-capitalized companies in the industry.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws.

Canadian Cannabis Market

According to Statistics Canada, nearly five million Canadians purchased approximately 760,000 kg of cannabis worth $5.7 billion in 2017, mostly from illegal sources. The federal agency estimates that the average price was $7.50 per gram. Various market studies have estimated the size of the legal Canadian cannabis market at over $10 billion per year. We are uniquely positioned to serve that market through holding the largest forward supply contract of all licensed producers.

As of August 13, 2018, all provinces and territories have announced their cannabis market retail approach, ranging from privately owned stores to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through strategic supply agreements with the Quebec, Ontario and British Columbia provincial governments, as well as through an investment in the private cannabis retail sector, in order to offer our award-winning and innovative products across all channels throughout Canada.

Anticipated retail distribution channels by province and territory:

We have established supply channels within five provinces – Quebec, Ontario, Saskatchewan, Alberta and British Columbia – through supply agreements with both governmental boards and private retailers. We hold the single largest forward supply contract among licensed producers, based upon announced agreements for year one of legalization, with 20,000 kg to be supplied to Quebec in the first year.

QUEBEC

In Quebec, which has a population of 8.45 million, or approximately 23% of the Canadian population, the Société québécoise du cannabis (“SQDC”) operates the distribution and sale of adult-use cannabis. The SQDC has established 12 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 50 locations within the first year of legalization. It will also sell cannabis online.

In the first year of legalization, we hold a 35% market share in Quebec. Our agreement with the SQDC spans a potential five-year period, with us supplying an estimated 200,000 kg or more of cannabis, representing $1 billion in potential revenues.

In addition, we hold a distribution agreement with the SQDC, in which we house and distribute all of the SQDC’s online sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

ONTARIO

In Ontario, which has a population of 14.4 million, or approximately 40% of the Canadian population, the government currently offers consumers a variety of cannabis products through the Ontario Cannabis Store (“OCS”) online web sales. The province will also allow privately owned retail locations that serve the adult-use market. Initially, products will include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We have entered into a supply agreement with the OCS, in which we supply the province with THC and CBD Elixir and Fleur de Lune products, two of our most innovative oil-based and smokeless offerings. In the future, once our 1 million sq. ft. greenhouse expansion is operational in late December 2018, we will offer our full suite of products. This approach will allow us to initially serve the Ontario market for smokeless cannabis products through the OCS.

BRITISH COLUMBIA

British Columbia, which has a population of 4.6 million, or approximately 13% of the Canadian population, will serve the adult-use cannabis market through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) will manage the distribution of cannabis and cannabis-based products. We hold a supply agreement with the BCLDB, in which we supply our THC and CBD oil-based Elixir and Fleur de Lune products.

We have also aligned ourselves with Fire & Flower (“F&F”), a private cannabis retailer, through a strategic investment of a $10 million convertible loan. F&F is expected to hold store locations throughout British Columbia, allowing HEXO products to be distributed via the private retail route in tandem with the BCLDB.

OTHER CANADIAN PRIVATE MARKETS

We expect to enter the remaining private-sector Canadian cannabis markets via strategic investments in private retailers, such as our investment in F&F. Currently, F&F holds two licensed retail locations within Saskatchewan and ten licensed retail locations within Alberta. Currently, F&F is undergoing licensing processing in Alberta, for several additional licenses. F&F has also begun the process of acquiring licenses and locations in Manitoba.

CANADIAN LEGISLATIVE LANDSCAPE

Regulation of the sale of adult-use cannabis in retail and online environments is the responsibility of the provinces and territories. Only licensed producers will be authorized to sell cannabis within the adult-use market. As at October 31, 2018, there are 132 licensed producers under Cannabis Regulations.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – cultivation, production, product development, innovation, distribution – we exercise rigour in order to offer medical cannabis patients and adult recreational users uncompromising quality and safety, while earning and maintaining the trust of all of our stakeholders. We believe that we can leverage our demonstrated success in Canada to global cannabis markets.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and we believe early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a commanding position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult-use market as one of the top producers and suppliers, we are looking beyond the Canadian border to take HEXO Corp. international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets, including Europe, where we are expanding into Greece.

We have positioned ourselves to meet the smokeless cannabis alternative market demand through our joint venture with Molson Canada, and we continue to explore other opportunities for similar ventures in this market. Even as we continue to prove our business model and operational excellence in Quebec and across the country, the Company has already established itself as a desirable business partner for cannabis control authorities, private retail, and Fortune 500 joint-arrangement partners across Canada and globally.

Our uncompromising commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our pharmaceutical-grade production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

Our overall strategy is built on four pillars: be a top two market share licensed producer in Canada, demonstrate brand leadership, innovate products – and support that work through operational scalability. As we enter the adult-use market, we are focused on the execution of these four strategic priorities.

Top Two in Canada

After establishing a dominant presence within our home market of Quebec, we look to expand nationally on a larger scale. Our objective is to execute on our supply agreements with the OCS and the BCLDB, as well as on our long-term supply agreement with the SQDC, and to successfully manage our distribution centre responsible for all SQDC online sale–based cannabis distribution. We also possess a strategic relationship with the private cannabis retailer F&F. This private retail presence will allow us to expand our expected distribution presence across six provinces and secure a top two public forward sales contract ranking.

SQDC SUPPLY AGREEMENT

The strategic value of our SQDC relationship cannot be understated. We hold the single largest forward contract in the history of the emerging cannabis industry with the SQDC and are the preferred supplier for cannabis products for the Quebec market for the first five years following legalization. We will supply the SQDC with 20,000 kg of products in the first year, and we expect to supply 35,000 kg and 45,000 kg in years two and three, respectively. Thereafter, based on an expected market growth rate of 10%, we intend to supply 49,500 kg and 54,450 kg in years four and five, respectively. The Company estimates the total volume to be supplied over the five-year term of the agreement to be in excess of 200,000 kg. Based on the current agreements signed between the SQDC and five other licensed producers, we have obtained the highest year one volume, representing approximately 35% market share within Quebec, and we are aiming to remain the largest supplier in subsequent years.

Volume and Market Share % in the Province of Quebec

Brand

Since our inception as a medical cannabis producer in 2013, we have built a trusted brand. Our robust product development team has introduced products that offer consumers a full range of experiences and price points, including a variety of ways to consume cannabis. This team works hand-in-hand with our marketing team in leveraging these products to build brand awareness in a highly regulated environment.

HEXO – ADULT-USE

During this past quarter, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. The goal of HEXO is to continue to offer a premium house of brands, signaling innovation, quality and consistency of experience, and become a top two Canadian market share brand and obtain a 2% international market share. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its medical sister brand, Hydropothecary.

PRODUCT OFFERINGS

Initially, HEXO will offer dried cannabis and cannabis-derived products under two product types: dried – flower, milled and pre roll; and oils – Elixir and Fleur de Lune.

Flower, Milled and Pre Roll – The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 9 flower products and 2 milled cannabis products in 3.5g and 15g formats. HEXO also carries 4 pre roll products.

Elixir and Fleur de Lune—Elixir, a cannabis oil sublingual spray product line, includes both a high THC, high CBD and 1:1 content, and is Canada’s only peppermint-based cannabis oil product. All three products are also available in an MCT carrier oil. Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers six oil-based spray products as well as an intimate-use oil product.

HYDROPOTHECARY – MEDICAL

Hydropothecary sells premium as well as mid-market medical cannabis, offering over 24 products in dried, decarb and oil formats. Hydropothecary has been serving the medical market with its award-winning products for over three years, and will continue to serve our medical patients with the utmost levels of quality and customer service.

PRODUCT OFFERINGS

Hydropothecary continues to offer dried cannabis and cannabis-derived products under three product types: dried – flower and milled; oils – Elixir and Fleur de Lune; and decarb.

Flower and Milled – Premium and mid-range products offered under the Time of Day and H2 lines. Both lines offer a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 15 flower and milled cannabis products. Each product is carefully selected to treat symptoms universally reported by patients and meet the needs of adult consumers.

Elixir and Fleur de Lune; Oil-Based Products – Elixir, a cannabis oil sublingual spray product line, includes both a high THC and high CBD content, and is Canada’s only peppermint-based cannabis oil product.

Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis.

HEXO offers three oil-based spray products as well as an intimate-use oil product.

Decarb – Decarb is an activated fine-milled cannabis powder product offered in a range of high to low CBD and THC content. Decarb is offered in six products and is orally consumed for consumers desiring smokeless cannabis.

HEXO’s Elixir recently won the “Cannabis Product of the Year” and “Innovation of the Year” awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for “Brand of the year.” Our decarb product was voted “Top New Product’’ at the 2017 Canadian Cannabis Awards.

Product Innovation

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering the best user experiences across the full spectrum of products, price points and delivery methods.

We continue to position ourselves to meet the expected edibles market demand and consumer-preferred products for October 2019. This includes, but is not limited to, vapes; cosmetics; edibles such as confectionary and baked and dairy goods; and non-alcoholic beverages, through our joint venture with Molson Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. We are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, joint ventures and strategic acquisitions of intellectual property and related transactions.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. Supporting this focus is the acquisition of the Belleville, Ontario, facility, which among other purposes will serve to house research and development activities for the Company and its future products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

Scalability

We have been cultivating cannabis for five years under the CR regulatory regime, growing and producing high-quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production. The key is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, we have acquired facilities in Belleville, Ontario, ideally situated between the National Capital Region and Toronto, and in Montreal, which conveniently serves central Quebec.

Our current licensed facilities total approximately 310,000 sq. ft. They include our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2017, a 250,000 sq. ft. greenhouse completed in July 2018, a warehouse, two stand-alone laboratories and two modular buildings for final packaging and customer service, all located on our 143-acre land parcel. The annual production capacity of these facilities is estimated at approximately 25,000 kg of dried cannabis.

In December 2017, we added to our existing 65-acre land parcel by acquiring an adjacent 78-acre land parcel upon which we are building a 1 million sq. ft. greenhouse. This newest expansion is significantly completed. It is on schedule to be operational in late December 2018 and the transfer of plants into the facility in the first weeks of January 2019. Once completed and licensed by Health Canada, our total annual production capacity will rise to approximately 108,000 kg of dried cannabis.

The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space and the ratio of dried cannabis cultivated per plant, which is derived from the historical output of the existing facilities and estimates of future production capabilities.

On September 26, 2018, we announced a partnership to expand into Europe. A 350,000 sq. ft. licensed facility will be established in Greece through our joint venture with Qannabos. This venture will result in additional production capacity and Eurozone foothold to serve legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

Distribution

In terms of processing and distribution capacity, we have significantly increased our capabilities over the past 12 months, as annual production increased to approximately 25,000 kg with the activation and full licensing of our new 250,000 sq. ft. greenhouse. Our extensive 1 million sq. ft. greenhouse project – is on target to be operational by calendar year-end – will further increase production capacity to approximately 108,000 kg.

The Company recently acquired an initially configured 2 million sq. ft. facility in Belleville, Ontario, through the joint venture Belleville Complex Inc. established with a related party for the purposes of manufacturing value-added cannabis products and increasing capacity for distribution and storage. Retrofitting of the facility is well underway and expected to be operational in the spring of 2019. The centralized location and the Company’s first facility outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility will provide a regulatory keyhole to our partners and future partners so that they may enter the cannabis industry with HEXO Corp. and will have access to licensed infrastructure once the facility is licensed by Health Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles.

The Company bolstered its distribution capacity with the establishment of a distribution and storage centre formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility in Montreal, Quebec, was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, through the distribution centre we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC.

The Company has positioned itself for the private retail distribution through an issued $10 million convertible debenture as a strategic investment in the private cannabis retailer F&F. F&F has applied for 37 retail store licenses in the province of Alberta, targeted eight applications in British Columbia, identified 16 potential operations in Manitoba and been awarded 2 retail stores in the province of Saskatchewan and 10 in Alberta.

Distribution Strategy

Corporate Social Responsibility

At HEXO, it is important to us that we demonstrate to the world that we can be socially and environmentally responsible while providing world-class products and services. HEXO’s Corporate Social Responsibility (“CSR”) Charter focuses on four main priorities: People, Public, Products, and Planet. Through this holistic lens we are creating CSR partnerships with local, national and international organizations. Some of these organizations include:

Local partnerships

•	The Papineau Health Foundation

•	The Association for People Living with Chronic Pain

•	The Moisson-Outaouais Food Bank

•	Ottawa Riverkeeper

National partnerships

•	The Gastrointestinal Society of Canada

•	The Campaign for Cannabis Amnesty

International partnerships

•

The Global Cannabis Partnership: a collaboration of leaders in the cannabis industry creating an international standard for the safe and responsible production, distribution and consumption of legal adult-use cannabis.

•	SmartCert: an internationally recognized certification company to help us calculate and monitor our carbon footprint.

Corporate Highlights

Molson Canada Joint Venture – Truss

On August 1, 2018, we announced that we have entered into a definitive agreement to form a joint venture (the “JV”) with Molson Canada (“Molson”), to pursue opportunities in the non-alcoholic, cannabis-infused beverages market. The JV was to be structured as a stand-alone start-up with its own board of directors and an independent management team. Molson would have a 57.5% controlling interest, with the Company owning the remaining balance. We and Molson closed the transaction to form the JV, called “Truss”, on these terms on October 4, 2018. In connection with the closing of the transaction, we issued 11,500,000 common share purchase warrants to an affiliate of Molson, each of which is exercisable to purchase one common share of the Company at a price of $6.00 per share for three years. Molson brings to the JV years of related beverage industry experience, product innovation and distribution expertise. This paired with the Company’s history of innovating and delivering quality cannabis products to the market and proprietary cannabinoid solutions to its partners, positions the Company to be at the forefront of the Canadian cannabis beverage market.

Supply Agreement with the Ontario Cannabis Store

On August 20, 2018, we announced that we have entered into a supply agreement with the Ontario Cannabis Store (“OCS”). Under the agreement, we will supply Ontario with our award-winning Elixir product line, which will be offered in several formulations such as THC, CBD or 1:1, in either a peppermint oil or a medium-chain triglyceride (“MCT”) carrier oil. We will also supply the OCS with the newly launched Fleur de Lune intimate-use cannabis oil. Both products are smokeless and easy to use and will be sold in childproof packaging.

Corporate Name Change

On August 28, 2018, the Company held a special meeting during which shareholders passed to change officially the legal name of The Hydropothecary Corporation to HEXO Corp.

Acquisition of Facility in Belleville, Ontario

On September 10, 2018, we announced the acquisition of an initially configured 2 million sq. ft. facility in Belleville, Ontario, through a joint venture established with a related party, Olegna Holdings Inc. (“Olegna”). The Company acquired a 25% interest in the joint venture, with the remaining balance belonging to Olegna. The joint venture purchased the facility in part by a $20 million loan issued by HEXO Corp. repayable within 120 days, bearing an annual 4% interest rate, payable monthly. As part of the agreement, HEXO Corp. will be the anchor tenant for a period of 20 years. HEXO currently rents 579,000 sq. ft. of the facility with the remaining space available for current and future partners. The facility will be utilized as a centre of research and development and manufacturing. This is the first HEXO Corp. facility established outside of Quebec, further delivering on the Company’s national expansion strategy and providing capacity for the manufacturing of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles to be supplied across Canada. Furthermore, this facility provides a regulatory keyhole for current and future partners to immediately access the cannabis space and licensed infrastructure.

Warehouse and Distribution Centre

On September 19, 2018, we announced the storage and distribution arrangement with Metro Supply Chain Group Inc. (“Metro”). Under the agreement, HEXO Corp. and Metro will manage and run the 58,000 sq. ft. storage and distribution facility in Montreal, Quebec, to house and supply the cannabis products of all licensed producers who hold supply contracts with the Société québécoise du cannabis (“SQDC”). The distribution centre will serve as the sole distribution point for all direct-to-customer shipments within the province of Quebec for orders placed through the SQDC.

Additionally, HEXO Corp. has attained accreditation from the Autorité des marchés financiers to contract with government organizations such as the SQDC. This is a required authorization for companies conducting over $1 million in business with the government of Quebec for both services and the supply of products.

Expansion into Greece

On September 26, 2018, we announced the partnership with the Greek company Qannabos. Together, we will create a partnership supported by the development of 350,000 sq. ft. of licensed infrastructure, which we will use for the manufacturing, processing and distribution of medical cannabis. This expansion is our first international expansion and will allow us to serve the medical markets of the United Kingdom, France and other European jurisdictions, where regulations permit, with our full suite of products.

250,000 Sq. Ft. B6 Greenhouse and B5 Expansion Are Fully Licensed and Operational

As of October 10, 2018, all 10 growing zones and warehouse of the new state-of-the-art 250,000 sq. ft. greenhouse and the B5 expansion area have received final licensing from Health Canada, increasing annual production to approximately 25,000 kg of dried cannabis. The advanced manufacturing facilities include areas for dewaxing, distillation, milling and extraction that will provide the Company the capability to transform, manufacture and package cannabis in a wide range of products. The expansion also includes secondary trimming zones, additional storage areas and cleaning rooms. The additional facilities and associated production capacity have positioned the Company to meet the SQDC first-year demand of 20,000 kg.

Filling of Final Base Shelf Prospectus

On November 21, 2018, the Company announcing the filing of the final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada. The shelf prospectus is valid for a 25-month period, during which HEXO may make offerings of up to $800 million of common shares, warrants, subscription receipts and units or a combination of thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering. The specific terms of any future offering will be established in a prospectus supplement to the shelf prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities may be used by HEXO for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

Executive Appointments

We recently bolstered our executive team with the addition of two experienced professionals.

Devan Pennell, Vice-President Program Office – Devan brings over 10 years of financial management, project management, and cross-functional team building experience to the role of Vice President, Program Office. A graduate of Saint Francis Xavier University and Chartered Professional Accountant by training, Devan has managed cross-functional and cross-border teams on a variety of high profile consulting projects, including the independent foreclosure reviews in the United States. Most recently, Devan was the Director of Finance at the Ottawa Sports and Entertainment Group, where he helped bring the $500M redevelopment to life. Devan joined HEXO in the fall of 2016 as Director, Business Planning to help support the financing and go-public transaction for the company. Since then, Devan was also tasked with overseeing the construction of over 1,000,000 sq. ft. of facility expansions.

As Vice President, Program Office, Devan is responsible for leveraging our tools and people to drive shared consciousness and coordination across the organization, thus facilitating the timely and effective delivery of projects and initiatives that support achievement of our strategic objectives. In this role, Devan is responsible for the Operational Scalability, Product Management, and Information Services functions within HEXO.

Jim Busey, Interim Chief Revenue Officer – Jim brings more than 30 years of experience in management with a specific focus on operational execution aligned with strategic direction to his interim role as Chief Revenue Officer. Jim has extensive background in management of business transformation initiatives, in organizations undergoing significant growth and change. He brought his experience to organizations such as Jetform (acquired by Adobe), SHL Systemhouse (acquired by MCI), Petro Canada, Atlantic Lottery, Bell, AMEC, Halogen, and Hydro Ottawa.

As interim Chief Revenue Officer, Jim oversees the sales and business development functions for HEXO Corp.

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section. We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

We believe this measure provides useful information as it measures production efficiency and may be a benchmark against our competitors.

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three-month period ended October 31, 2018 and October 31, 2017:

	For the three months ended
Income statement snapshot	October 31, 2018	October 31, 2017
Gross revenue	$6,677	$1,102
Excise taxes	$(1,014)	$—
Net revenue	$5,663	$1,102
Gross margin before fair value adjustments	$2,832	$639
Gross margin	$7,237	$2,463
Operating expenses	$22,035	$2,844
(Loss)/income from operations	$(14,797)	$(381)
Other income/(expenses)	$1,994	$(1,537)
Net income (loss)	$(12,803)	$(1,918)
Weighted average shares outstanding	194,033,380	76,480,085
Net income (loss) per share	$(0.07)	$(0.03)

REVENUE IN Q1 EXCEED TOTAL FY18 REVENUES

•	Total revenue in the quarter increased in excess of 500% to $6,677 as compared to the same quarter of fiscal 2018.

•	Revenue in the three months ended October 31, 2018, exceeded total revenues fiscal 2018 by $1,743 or 35%.

•

Total grams and gram equivalents sold in the period increased to 1,109,727 from 120,844 when compared to the same quarter in fiscal 2018, and more than doubled the total quantity of 538,886 sold in fiscal 2018.

•	New in the quarter were ancillary revenues which contributed net $47 to total revenue.

INTRODUCTION OF ADULT-USE REVENUES

•	The Company realized its first adult-use revenues in the fiscal quarter ended October 31, 2018.

•	Adult-use sales totaled $5,194 with legalization occurring October 17, 2018 and alone outperformed the total medical revenues of fiscal 2018 of $4,934.

•	Oils sales represented 15% of the adult-use revenues.

•	Gross revenue per gram for adult-use sales was $5.45 during the three months ended October 31, 2018.

•	Gram and gram equivalents sold in the adult-use market amounted to 952,223 grams.

PRODUCTION ON TRACK FOR EXPECTED ANNUAL YIELD OF 108,000 KG

•	During the quarter ended October 31, 2018, the Company produced over 3,550 kg of dried cannabis.

•

Certain production areas of our existing licensed facilities have been dedicated to the commissioning of our new 1,000,000 sq. ft. facility (B9). This includes designated areas housing the mother plants to be relocated to B9, as well as a cuttings area to supply B9 with its first plants in January 2019.

•

The Company is ramping up towards its full production capacity, with efficiency gains and increased capacity achieved through our recently licensed 250,000 sq. ft. facility and the additional 1,000,000 sq. ft. facility, which will become operational at the end of the calendar year. The Company expects to achieve its run goal rate of 108,000 kg of annual dried flower production.

INCREASED MEDICAL REVENUES

•

Medical revenue increased 30% to $1,436 compared to $1,102 in the first quarter of fiscal 2018 and despite the demand of the adult-use market the Company ensured the needs of the medical clients were fully met. Higher revenue was driven mainly by increased oil sales volume which command a higher revenue per gram equivalent than dried products as well as by an increase to dried product sales. Compared to the prior quarter, the sequential revenue growth was 2% due to increased sales volume in both dried and oil products. This was partially offset by a decrease in dried product revenue per gram of $0.22 due to the current period’s sales mix.

•	Sales in Ontario and Quebec increased by 8% and 16% respectively in the quarter.

•

Revenue per gram equivalent decreased to $9.12 from $9.26 in the prior quarter but remained consistent with the first quarter of fiscal 2018 at $9.12. Gram equivalents are utilized to provide a representation of dried grams utilized within our oil products. The gram equivalency factor was an average of 6.51 dried grams per unit sold in the quarter.

•

Sales volume increased 30% to 157,504 gram equivalents, compared to 120,844 in the same prior year period. This is due to a higher market acceptance and an increased consumer desire for smokeless products as oil sales increased to account for 22% of total sales in the quarter. On a sequential basis, sales volume remained consistent with slight increase of 3% and 4% in dried and oil sales respectively.

ORGANIZATION’S HEADCOUNT

•	As a result of the growing scale of operations, our headcount rose by 29% to 283 employees as at October 31, 2018 from the previous quarter’s headcount of 220 on July 31, 2018.

FACILITY EXPANSION

•

On September 7, 2018, the Company expanded into Ontario through the acquisition of an approximate 2,000,000 sq. ft. facility in Belleville, Ontario, through a joint venture with a related party. The Company has leased 579,000 sq. ft. for the purpose of providing state-of the-art processing, packaging and distribution capability. The facility with further allow for continuing research and development over enhanced cannabis products as well as for its strategic logistical position to serve the province of Ontario and Canada. The remaining portion of the facility will remain available for future licensed space for additional fortune 500 partners and business opportunities.

•

Also, during the period, the Company leased a 58,000 sq. ft. facility in Montreal, Quebec, for the purposes of housing and distributing the cannabis products of all licensed producers supplying the SQDC with product for the adult-use market.

FINANCIAL POSITION

•	As at October 31, 2018, we held cash, cash equivalents and short-term investments of $171,887 and continued to hold no debt on our balance sheet.

•	Subsequent to the quarter end, the Company filed its final shelf prospectus for up to $800,000 of additional common shares, warrants, subscription receipts and units or a combination of thereof.

Summary of Results

Revenue

	Q1 ’19	Q4 ’18	Q3 ’18	Q2 ’18	Q1 ’18
Adult-use cannabis revenue[1]	$5,194	$—	$—	$—	$—
Dried grams and gram equivalents sold	952,223	—	—	—	—

Adult-use revenue/gram equivalent	$5.45	$—	$—	$—	$—
Medical cannabis revenue	$1,436	$1,410	$1,240	$1,182	$1,102
Dried grams and gram equivalents sold	157,504	152,288	134,253	131,501	120,844

Medical revenue/gram equivalent	$9.12	$9.26	$9.24	$8.99	$9.12
Ancillary revenue[2]	$47	$—	$—	$—	$—

Total sales	$6,677	$1,410	$1,240	$1,182	$1,102

[1]	Cannabis revenue represents adult-use market sales under the normal course of business and is exclusive of excise taxes.
[2]	Revenue outside of the primary operations of the Company.

Total revenue in the first quarter of fiscal 2019 increased to $6,677 from $1,102 in the compared period of fiscal 2018. The main contributor is the introduction of adult-use sales in the final two weeks of the quarter which accounted for 78% of total revenue. New in the period is $47 of ancillary non-direct cannabis sales revenue related to a management agreement.

ADULT-USE SALES

The Company realized its first adult-use revenues during the first quarter of fiscal 2019. Adult-use sales totaled $5,194 in this period which is a 371% increase over the $1,102 of medical sales in the first quarter of 2018, and a 5% increase over the $4,934 of total medical sales in all of fiscal 2018. This is a direct result of the Company’s introductory brand awareness campaign.

Sales volume in the first quarter of 2019 was 952,223 gram equivalents sold. Dried flower represented 81% of gram equivalents sold during the period.

Adult-use revenue per gram equivalent was $5.45. This is reflective of 81% of these sales pertaining to dried flower which command a competitive market sales price. The remaining balance primarily represents oil sales which command a higher revenue per gram equivalent.

During the period, 90% of all adult-use sales were realized in Quebec through the SQDC with the remaining 10% derived in Ontario and British Columbia via the OCS and BCLDB respectively.

MEDICAL SALES

Revenue for the first quarter ended October 31, 2018 increased 30% to $1,436 compared to $1,102 in the same period in fiscal 2018. Higher revenue was driven by increased sales volume as well higher Elixir oil sales which command a higher revenue per gram when compared to dried gram sales. Compared to the prior quarter, the sequential revenue increase was 2% reflecting a lower revenue per gram on the dried flower sales which decreased $0.22/gram due to the current period’s sales mix of products.

Sales volume increased 30% to 157,504 gram equivalents, compared to 120,844 in the same prior year period, due to an increase in our oil-based products as the product mix purchased by customers shifted towards smoke-free alternatives. Total dried grams sold increased 10% when compared to the same prior year period. Revenue per gram equivalent remained at $9.12 as compared the same prior year period. On a sequential basis, sales volume collectively increased 3% across both dried and oil sales.

Geographical sales in Ontario and Quebec increased 8% and 16% respectively.

Cost of Sales and Excise Taxes

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended
	October 31, 2018	October 31, 2017
Excise taxes	$1,014	$—
Cost of sales	2,831	463
Fair value adjustment on sale of inventory	717	814
Fair value adjustment on biological assets	(5,123)	(2,639)

Total fair value adjustment	$(4,406)	$(1,825)

Cost of sales for the quarter ended October 31, 2018 were $2,831, compared to $463 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes and increases to transformation costs as the oil and other value added product production mix has increased from the first quarter of fiscal 2018.

Fair value adjustment on the sale of inventory for the first quarter ended October 31, 2018 was $717 compared to $814 for the same quarter ended October 31, 2017. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018 and the reversal of the previously recognized net realizable impairment on dried inventory.

Fair value adjustment on biological assets for the quarter ended October 31, 2018 was ($5,123) compared to ($2,639) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants as the first harvests and first full quarter of the B6 greenhouse being active. This results in significantly increased expected gram yields in the quarter and increased production costs of operating a newly in-use facility. The increase in scale and total plants on hand is the result of preparing for the adult-use market, which began October 17, 2018.

New in the period were excise taxes associated with the first adult-use and medical recognized revenues post legalization between October 17, 2018 and October 31, 2018. These taxes totaled $1,014 and reduced the total gross margin by approximately 13%. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

.	For the three months ended
	October 31, 2018	October 31, 2017
General and administration	$4,912	$1,168
Marketing and promotion	11,711	1,115
Stock-based compensation	4,689	314
Amortization of property, plant and equipment	573	124
Amortization of intangible assets	150	63
Research and development	—	61

Total	$22,035	$2,844

Operating expenses include marketing and promotion, general and administrative, research and development, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $4,912 in the first quarter, compared to $1,168 for the same period in fiscal 2018. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staffing and additional rental space. Total general and administrative payroll increased $2,063 due to the growth in operations. Total professional fees increased by $710, as a result of the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX, additional legal fee’s pertaining to agreements such as the joint ventures established in the period, recruiting fees and increased compliance costs as a publicly listed company.

MARKETING AND PROMOTION

Marketing and promotion expenses significantly increased to $11,711 in the first quarter, compared to $1,115 for the same period in fiscal 2018. This reflects the launch of adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $573 in the quarter, compared with $124 for the same period in fiscal 2018. The increase is the direct result of the Company’s newly built greenhouses and acquired cultivation equipment. Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands and scalability of the Company.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased to $150 in the first quarter, compared with $63 for the same period in fiscal 2018. The increase is the result of the implementation of the first phase of a new ERP system, which will replace certain software programs we currently use and capitalized licenses and web-based assets.

Loss from Operations

Income/(loss) from operations for the first quarter was ($14,797), compared to ($381) for the same period in fiscal 2018. The increased loss from operations is due mainly to higher expenses in line with the expanding scale of operations as we prepared for the legalization of the adult-use market and the realization of stock-based compensation expenses in line with the increased headcount and market share price value of the Company.

Other Income/Expenses

Other income/(expense) was $1,994 for the three months ended October 31, 2018 compared to ($1,537) in the same period of fiscal 2018. Revaluation of financial instruments of ($2,337) in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. Additionally, we had an unrealized fair value gain on convertible note receivable of $3,434. Interest income of $1,066 was realized for the three months ended October 31, 2018 reflective of the interest generated from the increased short-term investments held as at October 31, 2018.

Biological Assets – Fair Value Measurements

As at October 31, 2018, the changes in the carrying value of biological assets are as follows:

	October 31, 2018	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Production costs capitalized	1,537	993
Net increase in fair value due to biological transformation less cost to sell	5,123	7,340
Transferred to inventory upon harvest	(6,351)	(7,505)

Carrying amount, end of period	$2,641	$2,332

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at October 31, 2018, the carrying amount of biological assets consisted of $6 in seeds and $2,635 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

•	yield by plant;

•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth;

•	fair value selling price per gram less cost to complete and cost to sell; and

•	destruction/wastage of plants during the harvesting and processing process.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at October 31, 2018, it is expected that our biological assets will yield approximately 4,846,294 grams (July 31, 2018 – 4,373,775 grams). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the stages within the harvest cycle.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis	$5.00 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $131,700 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis	54–235 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $373,100 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle	Average of 38% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $325,100 in valuation.

Wastage Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $134,400 in valuation.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended October 31, 2018. The information has been derived from our unaudited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the condensed interim consolidated financial statements for the three months ended October 31, 2018. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q1 ’19 October 31, 2018	Q4 ’18 July 31, 2018	Q3 ’18 April 30, 2018	Q2 ’18 January 31, 2018
Net revenue	$5,663	$1,410	$1,240	$1,182
Net income (loss)	(12,803)	(10,194)	(1,971)	(8,952)
Income (loss) per share – basic	(0.07)	(0.05)	(0.01)	(0.10)
Income (loss) per share – fully diluted	(0.07)	(0.05)	(0.01)	(0.10)

	Q1 ’18 October 31, 2017	Q4 ’17 July 31, 2017	Q3 ’17 April 30, 2017	Q2 ’17 January 31, 2017
Net revenue	$1,102	$862	$1,182	$914
Net income (loss)	(1,918)	935	(11,808)	(1,114)
Income (loss) per share – basic	(0.03)	0.02	(0.17)	(0.02)
Income (loss) per share – fully diluted	(0.03)	0.01	(0.17)	(0.02)

Financial Position

The following table provides a summary of our interim condensed financial position as at October 31, 2018 and July 31, 2018:

	October 31, 2018	July 31, 2018
Total assets	$383,306	$334,997
Total liabilities	17,438	12,124
Share capital	357,402	347,233
Share-based payment reserve	10,675	6,139
Warrants	53,728	12,635
Deficit	(55,937)	(43,134)

Total Assets

Total assets increased to $383,306 as at October 31, 2018 from $334,997 as at July 31, 2018, primarily due to the capitalization of $42,386 in fair value consideration related to the Truss joint venture. Property plant and equipment increased by $30,933 due to continuing additions in the construction of the 1,000,000 sq. ft facility B9. At October 31, 2018, the Company had an unrestricted cash balance of $23,278 and short-term investments of $148,609. New the period the Company holds a $20,334 promissory note receivable and a $3,434 unrealized gain on fair value related to the convertible debenture receivable.

Total Liabilities

Total liabilities increased to $17,438 as at October 31, 2018 from $12,124 as at July 31, 2018, due to an increase in trade accounts payable and accruals of $5,638 due to continued growth in operations and scalability. Total liabilities include a warrant liability of $2,805 as at October 31, 2018, from $3,130 as at July 31, 2018, recorded at fair value, representing exercised USD denominated warrants and offset by the increased revaluation of the liability due to an increased market value.

Share Capital

Share capital increased to $357,402 as at October 31, 2018 from $347,233 as at July 31, 2018, due to the exercising of warrants and stock options during the period. The excising of warrants and stock options increased during the period due to the large increase in the market share price during the ramp up to adult-use legalization in October 2018.

Share-Based Payment Reserve

The share-based payment reserve increased to $10,675 as at October 31, 2018 from $6,139 as at July 31, 2018, primarily due to the 1,173,500 options issued on September 17, 2018 which held fair market value of $8.43 per share at the time of granting.

Warrants

The warrant reserve increased significantly to $53,728 as at October 31, 2018 from $12,635 as at July 31, 2018, primarily due to the $42,386 addition of the fair valued Molson warrants reserve established for the 11,500,000 warrants granted as consideration in the Truss joint venture acquisition in early October 2018. The warrants possess a strike price of $6.00 and a term of 3 years.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund operating and organic growth requirements, and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

As at October 31, 2018, we had $23,278 of cash and cash equivalents on hand, $148,609 of short-term investments, $6,976 of trade receivables, $20,334 promissory note receivable maturing in January 2019 and $14,633 of accounts payable and accrued liabilities. As at July 31, 2018, we had $39,342 of cash and cash equivalents on hand, $205,447 of short-term investments, $644 of trade receivables and $8,995 of accounts payable and accrued liabilities.

	For the three months ended
Liquidity	October 31, 2018	October 31, 2017
Operating activities	$(23,425)	$(1,174)
Financing activities	8,612	406
Investing activities	$(1,251)	$(35,941)

Operating Activities

Net cash used in operating activities for the 3 months ended October 31, 2018 was $23,425 as a result of the net loss for the period ended of $12,803, and a decrease in non-cash working capital of $8,284, partially offset by non-cash expense of $2,338. In the same prior year period, cash used in operating activities was $1,174, reflecting the net loss of $1,918, net non-cash income of $550, and an increase in working capital of $1,295. The change in cash flow reflects $5,123 of an unrealized change in the fair value of biological assets and increased inventory stock and trade receivables of $1,729 and $6,332, respectively.

Financing Activities

Net cash received from financing activities for the 3 months ended October 31, 2018 was $8,612, reflecting the exercised warrants and stock options during the period.

Investing Activities

For the 3 months ended October 31, 2018, we used $1,251 for investing activities, primarily due to the cash consideration and capitalized transaction costs of the $7,035 Truss joint venture and the issuance of a $20,334 promissory note receivable, which is fully repayable in March 2019. During the period, we continued additions of $25,341 to our property, plant and equipment as scalability increases and the new 1,000,000 sq. ft. greenhouse approaches significant completion. The aforementioned reduction in cash was offset by the reduction in short-term investments of $56,838.

Capital Resources

As at October 31, 2018, total current assets less current liabilities totaled $226,913. The exercise of all the issued and outstanding warrants, as at October 31, 2018, would result in an increase in cash of approximately $178,652, and the exercise of all stock options would increase cash by approximately $52,407.

On November 21, 2018, the Company filed the final short form prospectus with the regulatory authorities in each of the provinces and territories of Canada. The prospectus is valid for a 25-month period, during which offerings up to $800,000 of common shares, warrants, subscription receipts and units or a combination of thereof may be executed.

Management believes that current working capital along with the recently filled prospectus, sufficiently provides funds to fund current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2018, October 31, 2018 and December 12, 2018.

	December 12, 2018	October 31, 2018	July 31, 2018
Common shares	198,172,020	197,388,591	193,629,116
Warrants	34,651,000	34,787,758	26,425,504
Options	14,520,224	14,769,841	14,388,066

Total	247,343,244	246,946,190	234,442,686

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 8 of the interim consolidated financial statements and the accompanying notes for the three months ended October 31, 2018. Commitments are inclusive of $64,926,107 related to the 20-year anchor rental commitment regarding the Belleville facility.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2019	64,136,910
2020	4,077,506
2021	4,038,172
2022	3,978,223
2023	3,177,654
Thereafter	50,051,833

129,460,298

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Interest Risk

Our exposure to interest rate risk only relates to any investments of surplus cash. We may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2018, we had short term investments of $148,609.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at October 31, 2018, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash and cash equivalents are held by one of the largest cooperative financial groups in Canada. The short-term investments are held in various guaranteed investment certificates, term deposits, and fixed income securities. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with the crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit risk from the convertible debenture receivable and promissory note receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables, convertible note receivable and promissory note receivable represents the maximum exposure to credit risk and as at October 31, 2018; this amounted to $217,845.

The following table summarizes the Company’s aging of receivables as at October 31, 2018 and July 31, 2018:

	October 31, 2018 $	July 31, 2018 $
0–30 days	6,196,932	262,448
31–60 days	180,175	187,446
61–90 days	200,252	90,656
Over 90 days	398,214	103,046

Total	6,975,573	643,596

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 78% (October 31, 2017 – Nil%) of total sales in the three months ended October 31, 2018.

The Company holds trade receivables from three crown corporations representing 84% of total trade receivables as of October 31, 2018 (October 31, 2017 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2018, the Company had $171,887 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities with a carrying amount and contractual cash flows amounting to $14,633 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2018, which is available under HEXO’s profile on SEDAR.

Adopted and Upcoming Changes in Accounting Standards

IFRS 15, Revenues from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

AMORTIZED COST

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at Fair Value through Other Comprehensive Income (“FVTOCI”). This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Promissory note receivable	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL LIABILITIES

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

IFRS 16, Leases

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the new or revised IFRS standard in issue but not yet effective on its consolidated financial statements.

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 8.57% of the outstanding common shares as at October 31, 2018 (July 31, 2018 – 22.40%).

Compensation provided to key management for the three months ended October 31, 2018 and 2017 was as follows:

.	For the three months ended
	October 31, 2018	October 31, 2017
Salary and/or consulting fees	$669	$384
Bonus compensation	214	—
Stock-based compensation	3,289	261

Total	$4,172	$645

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On September 17, 2018, the Company granted certain its executives a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

On September 10, 2018, the Company announced the leasing of a new facility. The building is owned by Belleville Complex Inc., a joint venture in which HEXO holds a 25% interest and Olegna will hold a 75% interest. Olegna is controlled by a HEXO director and a non–arm’s length related party. In addition to its initial lease of 500,000 sq. ft. of the space under a long-term lease, HEXO will have rights of first offer and first refusal to lease the remaining space in the building. As part of the transaction, HEXO has loaned $20,272 to Belleville Complex to acquire the building. The loan will be repaid within 120 days from September 7, 2018, and bears interest at an annual rate of 4%, in which interest shall be payable monthly. The loan is secured by a first mortgage over the building. HEXO has also agreed to be the anchor tenant of the facility for a period of 20 years.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at October 31, 2018, are set forth below.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. Currently, the system is operational in Finance, Sales and Procurement processes. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Identified Material Weaknesses and Remediation Plan

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation of assumptions, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2019 and will only take reliance upon such controls once the appropriate level of testing is reached.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in our Annual Information Form dated October 26, 2018 available under our profile on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•

We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons. An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the ACMPR or existing license holders which are not yet active in the industry.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

•

We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•	We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, it is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•

Our business operations are dependent on our license under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on October 15, 2019. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

•

Our activities and resources are currently primarily focused on our production facilities on the Gatineau campus, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

•	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

•

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

•

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

•

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact our business and our ability to operate profitably.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

•

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

•	We have no earnings or dividend record and may not pay any dividends on our common shares in the foreseeable future.

•

Our common shares are listed on the TSX; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2019. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

•

Our TSX’s listing conditions required us to deliver an undertaking confirming that, while listed on the TSX, we will only conduct the business of production, acquisition, sale and distribution of cannabis in Canada as permitted under the Health Canada license.

•

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

•

The Company is subject to changed rules and regulations as implemented by a number of governmental and self-regulated bodies, including, but not limited to, the Canadian Securities Administration, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity, creating many new requirements.